UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 1, 2012

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item

1.	Press release

Item 1

AVG Reports Second Quarter 2012 Financial Results

Revenue Grows 25 Percent in Q2 Year Over Year; Reports Q2 GAAP EPS of $0.20 and Non-GAAP EPS of $0.32; Raises Fiscal Year 2012 Outlook

AMSTERDAM, August 1, 2012 / PRNewswire / — AVG Technologies N.V. (NYSE: AVG) today reported results for the second quarter ended June 30, 2012.

“We executed well across the business in the second quarter, driving higher financial metrics and exceeding our financial expectations,” stated J.R. Smith, chief executive officer of AVG. “Our active user count totaled 128 million customers at June 30 2012, a 31 percent increase compared to this time last year, which continues to strengthen our position in the market. Given our performance in the first half of 2012 and growth in key areas of our customer base, we are again raising our annual outlook. ”

Revenue for the second quarter of 2012 was $82.5 million, compared with $66.1 million for the second quarter of 2011, an increase of 25 percent.

Net income for the second quarter of 2012 was $11.0 million, or $0.20 per diluted ordinary share, based on 54.8 million weighted-average diluted shares outstanding. Second quarter 2012 net income reflects increased share-based stock compensation expense as well as investments made in the business compared to the second quarter of 2011. Net income in the second quarter of 2011 included a tax credit of $56.3 million following an agreement with the Dutch fiscal authorities relating to our innovative development activities; resulting in net income for the second quarter of 2011 of $75.0 million.

Non-GAAP adjusted net income for the second quarter of 2012 was $17.3 million, or $0.32 per diluted share, based on 54.8 million weighted-average diluted shares outstanding. This compares to non-GAAP adjusted net income of $15.9 million, or $0.31 per diluted share, and 50.9 million weighted-average diluted shares outstanding for the same period of the prior year1. Non-GAAP results for the second quarter of 2012 exclude $3.7 million in share-based compensation expense and $2.0 million in acquisition amortization and reflect a $0.5 million adjustment to normalize to a tax rate of 14 percent.

Deferred revenue as of June 30, 2012 was $156.8 million. Cash and cash equivalents totaled $123.7 million and net debt2 was $73.7 million as of June 30, 2012.

[1]

Non-GAAP adjusted net income per non-GAAP diluted share is calculated based on adjusted net income including earnings attributable to preferred shares in 2011. For further details, see the reconciliation note at the end of this press release.

[2]	Net debt represents current and non-current debt less cash and cash equivalents.

AVG generated $32.2 million in cash from operating activities in the second quarter of 2012, and $29.3 million in non-GAAP unlevered free cash flow. This represents a 36 percent revenue to non-GAAP unlevered free cash flow conversion rate.

Financial Outlook

Based on information available as of August 1, 2012, AVG is providing the following financial outlook for the third quarter of 2012:

•	Revenue is expected to be in the range of $84.0 million to $86.0 million.

•	Net income is expected to be in the range of $9.5 million to $10.5 million; diluted EPS is expected to be in the range of $0.17 to $0.19.

•	Non-GAAP adjusted net income is expected to be in the range of $14.0 million to $15.0 million; non-GAAP diluted EPS is expected to be in the range of $0.25 to $0.27.

AVG’s expectation of non-GAAP adjusted net income for the third quarter of 2012 excludes share-based compensation expense and acquisition amortization and assumes a tax rate of 14 percent. For the purpose of calculating diluted EPS and non-GAAP diluted EPS in the third quarter, the company assumes approximately 55.5 million weighted-average shares outstanding.

Based on information available as of August 1, 2012, AVG is increasing its financial outlook for fiscal year 2012 as follows:

•	Revenue is expected to be in the range of $336.0 million to $344.0 million, up from the previous outlook of $327.0 million to $335.0 million.

•

Net income is expected to be in the range of $40.0 million to $43.0 million, up from the previous outlook of $38.0 million to $41.0 million; diluted EPS is expected to be in the range of $0.73 to $0.78, up from the previous outlook of $0.68 to $0.74.

•

Non-GAAP adjusted net income is expected to be in the range of $63.0 million to $66.0 million, up from the previous outlook of $60.0 million to $63.0 million; non-GAAP diluted EPS is expected to be in the range of $1.15 to $1.20, up from the previous outlook of $1.08 to $1.14.

•

Operating cash flow is expected to be in the range of $106.0 million to $110.0 million, up from the previous outlook of $102.0 million to $106.0 million; non-GAAP unlevered free cash flow is expected to be in the range of $107.0 million to $111.0 million, up from the previous outlook of $103.0 million to $107.0 million.

AVG’s expectation of non-GAAP adjusted net income for the fiscal year 2012 excludes share-based compensation expense and acquisition amortization and assumes a tax rate of 14 percent. For the purpose of calculating diluted EPS and non-GAAP diluted EPS for 2012, the company assumes approximately 55 million weighted-average shares outstanding.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its second quarter financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (888) 846-5003 (United States and Canada) or +1 (480) 629-9856 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through August 8, 2012 by calling +1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), (conference passcode required: 4551877#).

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures including the following: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted share and non-GAAP unlevered free cash flow. The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles in the United States. In particular, adjusted net income, adjusted net income per diluted share and unlevered free cash flow should not be considered as measurements of the company’s financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income, cash flow from operation or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the company’s liquidity. Adjusted net income, adjusted net income per diluted share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG’s results of operations, including its cash flows, as reported under U.S. GAAP. Some of the limitations of adjusted net income, adjusted net income per diluted share and unlevered free cash flow as financial measures are:

•

they do not reflect the company’s future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;

•	except in the case of free cash flow, they do not reflect changes in, or cash requirements for, the company’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the company’s debt;

•

although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in AVG’s industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the company’s non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the company’s core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the company’s core operating results or business outlook. AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the company’s performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of U.S. GAAP to non-GAAP Financial Measures.” All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, operating cash flow, non-GAAP adjusted net income, non-GAAP EPS and non-GAAP unlevered free cash flow for the three-month period ending September 30, 2012 and/or the fiscal year ending December 31, 2012. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in the company’s growth strategies; changes in the company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the company’s active users; the termination of or changes to the company’s relationships with its partners and other third parties; the company’s plans to launch new products and online services and monetize its full user base; the company’s ability to attract and retain active and subscription users; the company’s ability to retain key personnel and attract new talent; the company’s ability to adequately protect its intellectual property; flaws in the company’s internal controls or IT systems; the company’s geographic expansion plans; the anticipated costs and benefits of the company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the company’s business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the company’s report on Form 6-K. The company’s results of operations for the second quarter ended June 30, 2012 are not necessarily indicative of the company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of our website at http://investors.avg.com. Information on our website is not part of this release. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 128 million active users as of June 30, 2012 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

AVG Technologies N.V.

Condensed Consolidated Balance Sheets

(In Thousands)

	December 31, 2011	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$60,740	$123,725
Trade accounts receivable, net	25,363	29,325
Inventories	883	654
Deferred income taxes	18,394	18,394
Prepaid expenses	3,975	5,401
Prepaid share issuance cost	6,820	—
Other current assets	6,363	7,759

Total current assets	122,538	185,258
Property and equipment, net	12,436	11,888
Deferred income taxes	59,750	58,571
Intangible assets, net	35,035	38,538
Goodwill	71,367	71,633
Investment in equity affiliate	511	402
Investments	9,750	9,750
Other assets	248	1,482

Total assets	$311,635	$377,522

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$11,035	$13,497
Accrued compensation and benefits	15,941	19,156
Accrued expenses and other current liabilities	30,878	33,366
Current portion of long term debt	41,125	23,500
Income taxes payable	4,161	5,184
Deferred revenue	120,269	125,845

Total current liabilities	223,409	220,548
Long-term debt, less current portion	184,315	173,898
Deferred revenue, less current portion	30,839	30,937
Other non-current liabilities	3,397	4,169

Total liabilities	441,960	429,552

Class D preferred shares	191,954	—
Ordinary shares	476	722
Additional paid-in capital (Distributions in excess of capital)	(388,225)	(138,092)
Accumulated other comprehensive loss	(6,324)	(5,852)
Retained earnings	71,794	91,192

Total shareholders’ deficit	(322,279)	(52,030)

Total liabilities, preferred shares and shareholders’ deficit	$311,635	$377,522

AVG Technologies N.V.

Condensed Consolidated Statements of Comprehensive Income

(In thousands, except share data and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Revenue:
Subscription	$43,049	$47,354	$86,129	$93,984
Platform-derived	23,100	35,169	40,794	71,524

Total revenue	66,149	82,523	126,923	165,508

Cost of revenue:
Subscription	5,622	6,612	11,455	13,803
Platform-derived	1,784	7,292	3,165	10,666

Total cost of revenue	7,406	13,904	14,620	24,469

Gross profit	58,743	68,619	112,303	141,039
Operating expenses:
Sales and marketing	18,159	20,396	34,714	41,412
Research and development	8,184	13,129	15,643	27,148
General and administrative	11,047	15,465	17,652	31,804

Total operating expenses	37,390	48,990	68,009	100,364

Operating income	21,353	19,629	44,294	40,675
Other expense, net	(4,752)	(5,168)	(6,743)	(11,349)

Income before income taxes and loss from investment in equity affiliate	16,601	14,461	37,551	29,326
Benefit (Provision) for income taxes	58,496	(3,346)	55,585	(7,264)
Loss from investment in equity affiliate	(57)	(69)	(119)	(109)

Net income	75,040	11,046	93,017	21,953

Comprehensive income	$74,516	$10,444	$92,349	$22,425
Net income	$75,040	$11,046	$93,017	$21,953
Preferred share dividends	(1,802)	—	(3,604)	(753)
Distributed and undistributed earnings to participating securities	(22,251)	—	(26,299)	—

Net income available to ordinary shareholders	$50,987	$11,046	$63,114	$21,200

Net income available to ordinary shareholders - basic	$50,987	$11,046	$63,114	$21,200
Net income available to ordinary shareholders - diluted	$50,987	$11,046	$63,114	$21,953
Earnings per ordinary share - basic	$1.42	$0.20	$1.75	$0.42
Earnings per ordinary share - diluted	$1.31	$0.20	$1.63	$0.41
Weighted-average shares outstanding - basic	36,000,000	54,385,471	36,000,000	50,646,911
Weighted-average shares outstanding - diluted	38,850,322	54,790,096	38,687,813	53,978,362

AVG Technologies N.V.

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
OPERATING ACTIVITIES:
Net income	$75,040	$11,046	$93,017	$21,953
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,563	4,256	5,021	8,373
Share-based compensation	1,155	3,695	1,823	8,026
Deferred income taxes	(58,377)	518	(56,542)	1,365
Change in the fair value of contingent consideration liabilities	33	116	175	268
Amortization of financing costs and loan discount	634	629	743	1,333
Dividend income	—	(339)	—	(339)
Loss from investment in equity affiliate	57	69	119	109
Loss (gain) on sale of property and equipment	79	(27)	171	(41)

Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	1,625	(1,269)	3,603	(3,284)
Inventories	(9)	164	11	229
Accounts payable and accrued liabilities	(1,864)	5,861	(653)	6,512
Accrued compensation and benefits	1,104	2,322	(620)	2,471
Deferred revenue	2,301	2,218	8,416	6,268
Income taxes payable	(672)	2,672	872	1,047
Other assets	1,390	(336)	(1,981)	(1,211)
Other liabilities	(1,481)	646	(1,228)	(238)

Net cash provided by operating activities	23,578	32,241	52,947	52,841

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(1,024)	(6,820)	(3,911)	(8,692)
Proceeds from sale of property and equipment	50	41	102	74
Dividends received	—	339	—	339
Cash payments for acquisitions, net of cash acquired	(3,161)	—	(7,036)	(3,947)

Net cash provided by investing activities	(4,135)	(6,440)	(10,845)	(12,226)

FINANCING ACTIVITIES:
Payment of contingent consideration	(454)	—	(2,784)	—
Payment of deferred purchase consideration	—	(1,900)	—	(1,900)
Proceeds from long-term debt net of discount	—	—	230,285	—
Debt issuance costs	—	—	(6,506)	—
Proceeds from issuance of ordinary shares	—	—	—	64,000
Share issuance costs	—	(1,070)	—	(8,040)
Proceeds from exercise of share options	—	29	—	347
Repayment of principal on long-term borrowings	—	(5,875)	(1,125)	(29,375)
(Increase) decrease in restricted cash	—	(561)	1,333	(561)
Dividends paid	(7,057)	—	(226,289)	(2,555)
Repurchases of share options from employees	—	(63)	—	(908)

Net cash provide by financing activities	(7,511)	(9,440)	(5,086)	21,008

Effect of exchange rate fluctuations on cash and cash equivalents	(324)	(165)	1,842	1,362

Change in cash and cash equivalents	11,608	16,196	38,858	62,985

Beginning cash and cash equivalents	90,396	107,529	63,146	60,740

Ending cash and cash equivalents	$102,004	$123,725	$102,004	$123,725

Supplemental cash flow disclosures:
Income taxes paid	$(691)	$(188)	$(2,627)	$(2,588)
Interest paid	$(4,513)	$(4,325)	$(4,510)	$(8,873)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$—	$—	$—	$191,954

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands, except revenue per average active user data)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Net cash provided by operating activities	$23,578	$32,241	$52,947	$52,841
Less: Payments for property and equipment and intangible assets	(1,024)	(6,820)	(3,911)	(8,692)
Add: Interest expense net (1)	4,595	3,893	5,480	7,986

Unlevered free cash flow, adjusted	$27,149	$29,306	$54,516	$52,135

(1)	The tax adjustment for interest expense is based on an assumed tax rate of approximately 10%, which is a blended rate based on internal estimates of what the Company’s effective tax rate will be for the respective periods. Beginning in the quarter ended March 31, 2012, for interest expense the Company is using interest paid from the cash flow statement to calculate unlevered free cash flow. For prior periods, for interest expense the Company has continued to use interest expense from the income statement (which includes amortization of financing costs and loan discount). The Company has not adjusted the presentation for prior periods as this change in presentation of unlevered free cash flow, adjusted would not have had a material impact.

Revenue	$66,149	$82,523	$126,923	$165,508
Unlevered free cash flow, adjusted	27,149	29,306	54,516	52,135

Cash conversion	41%	36%	43%	31%

Total revenue (in thousands)	$66,149	$82,523	$126,923	$165,508
Active users at period end (in millions)	98	128	98	128
Average active users (in millions) (1)	99	121	99	118

Three/six month revenue per average active user	$0.67	$0.68	$1.28	$1.40

			Twelve months ended June 30,
			2011	2012
Total revenue (in thousands)			238,168	$310,977
Active users at period end (in millions)			98	128
Average active users (in millions) (1)			98	113

Rolling twelve months revenue per average active user			$2.43	$2.75

(1)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

AVG Technologies N. V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands except per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Gross profit	$58,743	$68,619	$112,303	$141,039
Add back:
- Share based compensation	6	5	12	13
- Acquisition amortization	234	1,061	691	2,213

Non-GAAP adjusted gross profit	$58,983	$69,685	$113,006	$143,265

Revenue	$66,149	$82,523	$126,923	$165,508

Non-GAAP adjusted gross profit margin	89%	84%	89%	87%

Operating expenses	$37,390	$48,990	$68,009	$100,364
Less:
- Share-based compensation	(1,149)	(3,690)	(1,811)	(8,013)
- Acquisition amortization	(560)	(933)	(909)	(1,835)

Non-GAAP adjusted operating expenses	$35,681	$44,367	$65,289	$90,516

Operating income	$21,353	$19,629	$44,294	$40,675
Add back:
- Share based compensation	1,155	3,695	1,823	8,026
- Acquisition amortization	794	1,994	1,600	4,048

Non-GAAP adjusted operating income	$23,302	$25,318	$47,717	$52,749

Revenue	$66,149	$82,523	$126,923	$165,508

Non-GAAP adjusted operating income margin	35%	31%	38%	32%

Net income	$75,040	$11,046	$93,017	$21,953
Add back:
- Share based compensation	1,155	3,695	1,823	8,026
- Acquisition amortization	794	1,994	1,600	4,048
- Benefit (Provision) for income taxes	(58,496)	3,346	(55,585)	7,264
Adjusted profit before taxes	18,493	20,081	40,855	41,291
Less: Tax effect (1)	(2,589)	(2,821)	(5,720)	(5,796)

Non-GAAP adjusted net income	$15,904	$17,260	$35,135	$35,495

(1) Adjusted for impact of normalized tax rate of 14%

Weighted-average shares outstanding - diluted	38,850	54,790	38,688	53,978
Add back: Class D preferred shares	12,000	—	12,000	—

Non-GAAP fully diluted shares	50,850	54,790	50,688	53,978

Non-GAAP adjusted net income	$15,904	$17,260	$35,135	$35,495

Non-GAAP EPS, diluted	$0.31	$0.32	$0.69	$0.66

Share-Based Compensation

(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Cost of revenue	$(6)	$(5)	$(12)	$(13)
Sales and Marketing	(480)	(513)	(1,200)	(1,105)
Research and Development	(372)	(372)	(797)	(1,060)
General and Administrative	(297)	(2,805)	186	(5,848)

Share-based compensation	$(1,155)	$(3,695)	$(1,823)	$(8,026)

Acquisition Amortization

(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Cost of revenue	$(234)	$(1,061)	$(691)	$(2,213)
Sales and Marketing	(258)	(929)	(579)	(1,831)
Research and Development	(302)	(4)	(330)	(4)

Acquisition amortization	$(794)	$(1,994)	$(1,600)	$(4,048)

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

Notes to Non-GAAP Adjustments

Tax adjustment

The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In particular, the Company’s entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which will be reversed in future periods. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of approximately 14% in its historic financial reporting and future projections to better reflect the core operational changes in the business. The normalized tax rate of approximately 14% is based on an estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges. The tax rate reflected on the income statement for 2009 and 2010 was on average approximately 12.7% and the tax paid reflected on the cash flow statement in 2011 was approximately 13% with the tax rate reflected on the cash flow statement over the last three full fiscal years being approximately 17%.

Preferred Share Adjustment

During the 2011 fiscal year the Company had 12 million preferred shares which were entitled to a preferred dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders. At the time of the Initial Public Offering these shares converted to ordinary shares on a 1 for 1 basis, and preferred dividends are no longer payable. In order to reflect the underlying income attributable to ordinary shareholders in the non-GAAP calculation of adjusted net income per diluted share, the Company has included net income available to all shareholders, including the holders of preferred shares. The Company believes that these non-GAAP adjustments will allow it to present core financial trends more consistently during the periods before and after conversion of the preferred shares to ordinary shares.

Contacts:

Anne Marie McCauley

Vice President of Investor Relations

415-371-2020

annemarie.mccauley@avg.com

Erica Abrams

The Blueshirt Group for AVG

415-217-5864

erica@blueshirtgroup.com

Matt Hunt

415-489-2194

matt@blueshirtgroup.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date:	August 1, 2012	By:	/s/ John Little
			Name:	John Little
			Title:	Chief Financial Officer and Managing Director